March 12, 2020

Siguang Peng
Chief Executive Officer
Meten EdtechX Education Group Ltd.
3rd Floor, Tower A, Tagen Knowledge & Innovation Center
2nd Shenyun West Road, Nanshan District
Shenzhen, Guangdong Province 518045, People's Republic of China

       Re: Meten EdtechX Education Group Ltd.
           Amendment No. 2 to Registration Statement on Form F-4
           Filed March 6, 2020
           File No. 333-235859

Dear Mr. Peng:

       We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 28, 2020 letter.

Form S-1 Amendment No. 2 filed March 6, 2020

Item 21. Exhibits and Financial Statement Schedules
Exhibit 5.1, page II-1

1. Please have counsel revise their legal opinion to state an opinion as to the warrants and units to be issued by you.
 Siguang Peng
FirstName LastNameSiguang Peng
Meten EdtechX Education Group Ltd.
Comapany2020
March 12, NameMeten EdtechX Education Group Ltd.
Page 2
March 12, 2020 Page 2
FirstName LastName
       You may contact Scott Anderegg, Staff Attorney at 202-551-3342 or Mara Ransom,
Office Chief at 202-551-3264 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services